Betaferon(R) gains FDA approval for pre-filled diluent syringe

Berlin, October 13, 2003 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that the U.S. Food and Drug Administration (FDA) has approved a new pre-filled diluent syringe for Betaferon(R) (interferon beta-1b), making it easier to use for people with multiple sclerosis (MS).

"This new syringe is another step towards making MS-patient's treatment with Betaferon(R) as convenient and easy as possible," said Dr. Joachim-Friedrich Kapp, Head of Specialized Therapeutics of the Schering Group. "Our latest innovation, the new pre-filled diluent syringe, adds another level of convenience to Betaferon users, who already benefit when traveling because the drug does not need to be refrigerated. Betaferon is the first and only interferon therapy available in the United States that is stable at room temperature for more than 30 days."

The new pre-filled diluent syringe for Betaferon(R) is expected to be launched in the U.S. in the next few months. Betaferon(R) (which is marketed in the U.S. by Schering's affiliate Berlex Laboratories) was jointly developed by Schering and Chiron Corporation (Nasdaq: CHIR). The pre-filled diluent syringe is already available in most countries in Europe and recently gained approval by the health authorities in Canada and Japan.

END
Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Oliver Renner, T: +49-30-468 124 31; oliver.renner@schering.de Investor Relations: Niels Matusch, T: +49-30-468 150 62, niels.matusch@schering.de
Pharma: Dr Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de

Your contacts in the US:

Media Relations: Jeanine O'Kane, T:+1-973-487 2095, jeanine_O'kane@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng